

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via E-mail
Robert A. Rositano, Jr.
Chief Executive Officer
iHookup Social, Inc. (f/k/a Titan Iron Ore Corp.)
125 E. Campbell Ave.
Campbell, California 95008

> **Re:** **iHookup Social, Inc. (f/k/a Titan Iron Ore Corp.)**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on April 8, 2014**
> **File No. 000-52917**

Dear Mr. Rositano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Facing Page

1. On the facing page of the information statement, you identify your company name as "Titan Iron Ore Corp." Based on the information statement filed on March 21, 2014, it appears you recently changed your name to "iHookup Social, Inc." We note that you have also updated your company information on the EDGAR system to identify your name as "iHookup Social, Inc." Please advise if your corporate name change has been effected and revise the information statement, as appropriate.

Amend the Articles of Incorporation to Effect a Reverse Stock Split

2. Please revise to clarify whether you have any specific plans, proposals or arrangements to issue new shares of common stock that would be available after your reverse stock split.

Fractional Shares shall be rounded up

3.   Here you state that fractional shares will be rounded up to the next whole share. However, under "Effects of the reverse stock split on Voting Rights," you state that the number of record stockholders would only be impacted if stockholders receive "cash for [their fractional] interest after the reverse stock split." Please revise to clarify this inconsistency.

The Company's 2014 Equity Incentive Plan

4.   We note that you have reserved 12,067,859 shares of common stock for issuance under the new 2014 equity incentive plan. Please tell us whether you currently have any specific plans to grant awards under the plan. If so, please provide the information required under the new plan benefits table and all applicable information required by Item 10 of Schedule 14A. If not, please clarify that you have no current plans to grant any awards under the 2014 equity incentive plan or, if applicable, that such plans are presently undeterminable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Tiffany Hsu, Esq.
        Bingham McCutchen LLP